Exhibit 99.1

Meridian Co., Ltd. Acquires Korean Medical Products Distributing Company

Meridian Co., Ltd. announced on October 21, 2005 that it has acquired 100% of the issued and outstanding shares of Rapha & Health Co., Ltd., a Korean based distributor of medical device products.

Terms of the deal included a one time cash payment of 50,000,000 Korean Won. As a wholly owned subsidiary of the Company, Rapha & Health Co., Ltd. will become an exclusive distributor of all Meridian's products for the Korean market. Meridian Medical Inc. of Vancouver, will maintain the exclusive right to distribute Meridian Co., Ltd. products throughout North America.

Additionally, Rapha & Health Co., Ltd. will enter into a joint partnership with HealthTech Valley Co., Ltd., for the exclusive distribution of Meridian's latest commercially launched product, Lipo-laser.

The patented Lipo-laser's non-invasive treatment is considered one of the most innovative methods to liquefy adipose tissue. The demand for this type of treatment is expected to grow rapidly not only in the plastic surgery profession, but in any clinical setting that treats obesity such as spas and wellness centers.

Rapha & Health Co., Ltd. will be managed by its President and CEO, Ms. Hyeon-Sook Yoon, currently heading the sales management team of Meridian Co., Ltd. In addition to Ms. Hyeon-Sook Yoon, the Board of Directors will comprise Mr. Sang-Woo Yoon and Mr. Ki-Yeul Lee, both of whom are part of the overall management team with Meridian Co., Ltd.

On Behalf of the Board of Directors,

Hyeon Seong Myeong
President